UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    168905107
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2009
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                  (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1     NAMES OF REPORTING PERSONS

      Ezra Dabah
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      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  |_|
                                                                       (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                7     SOLE VOTING POWER

NUMBER OF             574,818
SHARES                -------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
OWNED BY
EACH                  955,073
REPORTING             -------------------------------------------------
PERSON          9     SOLE DISPOSITIVE POWER

                      574,818
                      -------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      955,073
                      -------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,529,891
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%
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14    TYPE OF REPORTING PERSON

      IN
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

CUSIP NO.:  168905107
1     NAMES OF REPORTING PERSONS

      Renee Dabah
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      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  |_|
                                                                       (b)  |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                7     SOLE VOTING POWER

NUMBER OF             0
SHARES                -------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
OWNED BY
EACH                  1,529,891
REPORTING             -------------------------------------------------
PERSON          9     SOLE DISPOSITIVE POWER

                      0
                      -------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,529,891
                      -------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,529,891
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%
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14    TYPE OF REPORTING PERSON

      IN
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

      This Amendment No. 11 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on February 7, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on May 15, 2008, Amendment No. 4 filed on April 24, 2009, Amendment No. 5 filed on May 6, 2009, Amendment No. 6 filed on May 15, 2009, Amendment No. 7 filed on June 5, 2009, Amendment No. 8 filed on July 30, 2009, Amendment No. 9 filed on August 5, 2009 and Amendment No. 10 filed on September 25, 2009 by Ezra Dabah and Renee Dabah (the "Reporting Persons") with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Fourth Amended and Restated Joint Filing Agreement, dated as of July 29, 2009, a copy of which is filed as Exhibit L to Amendment No. 8 to the Schedule 13D filed on July 30, 2009, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 4 and 5 are hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction.

      As previously reported, on July 29, 2009, the Reporting Persons and certain affiliated trusts entered into a securities purchase agreement with the Company (the "Securities Purchase Agreement") pursuant to which the parties agreed that, among other things, the Reporting Persons would sell 2,451,315 shares of Common Stock held by the Reporting Persons and certain affiliated trusts to the Company at a price of $28.88 per share (the "Sale") and would have the option to have 2,452,258 shares of Common Stock held by the Reporting Persons and certain affiliated trusts registered by the Company pursuant to the Securities Act of 1933 for sale pursuant to an underwritten public offering (the "Offering"). The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit M to Amendment No. 8 to the Schedule 13D filed on July 30, 2009 and is incorporated herein.

      As previously reported, the Sale was completed on August 3, 2009.

      On October 9, 2009, the Reporting Persons delivered a notice to the Company stating that the Reporting Persons have elected not to sell any shares of Common Stock in the Offering.

      The Reporting Persons are reviewing all of their alternatives with respect to their investment in the Company. The Reporting Persons anticipate selling from time to time some or all of their stock in the Company on the open market, in private transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing and subject to the terms of the Securities Purchase Agreement, take such actions with respect to their investment in the Company as they deem appropriate.

      Subject to the terms of the Securities Purchase Agreement, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

      Based upon the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 3, 2009, there were 27,355,204 shares of Common Stock outstanding as of August 31, 2009. Ezra Dabah is the beneficial owner of 1,529,891 shares of Common Stock of the Company, representing 5.6% of the total number of shares outstanding as of August 31, 2009. Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 574,818 of such shares (which includes 87,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 579,073 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members and (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship.

      Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 1,529,891 shares of Common Stock of the Company, representing 5.6% of the total number of shares outstanding as of August 31, 2009. Mrs. Dabah (i) does not have sole power to vote or to direct the vote or to dispose or direct the disposition of any of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 579,073 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 574,818 of such shares (which includes 87,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband.

(c) On September 29, 2009, Mrs. Dabah and a co-trustee, acting as trustees on behalf of certain trusts established for the benefit of Mr. and Mrs. Dabah's children and certain other family members, sold 89,121 shares of Common Stock on the open market at an average price of $30.00. On October 6, 2009, Mrs. Dabah and a co-trustee, acting as trustees on behalf of certain trusts established for the benefit of Mr. and Mrs. Dabah's children and certain other family members, sold 124,647 shares of Common Stock on the open market at an average price of

$31.35. On October 7, 2009, Mrs. Dabah and a co-trustee, acting as trustees on behalf of certain trusts established for the benefit of Mr. and Mrs. Dabah's children and certain other family members, sold 110,000 shares of Common Stock on the open market at an average price of $31.70. On October 7, 2009, Ezra Dabah sold 5,000 shares of Common Stock on the open market at a price of $31.80. On October 8, 2009, Mrs. Dabah and a co-trustee, acting as trustees on behalf of certain trusts established for the benefit of Mr. and Mrs. Dabah's children and certain other family members, sold 200,000 shares of Common Stock on the open market at an average price of $32.35.

(d) N/A.

(e) N/A.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    EZRA DABAH


                                    By:   /s/ Ezra Dabah
                                          ------------------------------
                                    Name: Ezra Dabah


                                    RENEE DABAH


                                    By:   /s/ Renee Dabah
                                          ------------------------------
                                    Name: Renee Dabah







Dated:  October 9, 2009